PROSPECTUS SUPPLEMENT (To Prospectus dated February 14, 2007)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-138389

Up to 185,437,500 Shares

(subject to increase to up to 213,253,125 shares)

COMMON STOCK

This supplements the prospectus of People’s United Financial, Inc. dated February 14, 2007. This prospectus supplement should be read together with the prospectus.

We have commenced a syndicated offering to sell additional shares.

The number of shares available for sale in the syndicated offering will be reduced by the number of shares sold in the subscription offering. In order to complete the offering of our common stock, we must sell at least 137,062,500 shares of common stock, which is the minimum of our offering range.

We are increasing the number of shares that you may purchase in the offering.

We have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to $12.5 million (625,000 shares) in the offering.

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to $40.0 million (2,000,000 shares) in the offering.

These purchase limitations apply to purchases made in either the subscription or syndicated offering. If you have purchased shares of common stock in both the subscription and syndicated offerings, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current People’s Bank stockholders disclosed in the prospectus remain unchanged.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by People’s Bank’s stockholders and depositors, (2) final approval from the Office of Thrift Supervision, including approval of an updated appraisal, and (3) the sale of at least 137,062,500 shares of common stock, which is the minimum of our offering range.

People’s United Financial has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication related. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s web site at www.sec.gov. To review a filed copy of People’s United Financial’s current registration statement, please visit the following link: http://www.sec.gov/Archives/edgar/data/1378946/000119312507029033/ds1a. htm.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

MORGAN STANLEY

Joint Lead Managers

KEEFE, BRUYETTE & WOODS

LEHMAN BROTHERS

RYAN BECK & CO.

SANDLER O’NEILL + PARTNERS, L.P.

March 26, 2007